Exhibit 99.1
[Letterhead of Netherland, Sewell & Associates, Inc.]

October 21, 2019

Mr. John McGinnis
Seneca Resources Company, LLC
1201 Louisiana Street, Suite 2600
Houston, Texas 77002

Dear Mr. McGinnis:

In accordance with your request, we have audited the estimates prepared by Seneca Resources Company, LLC (Seneca), as of September 30, 2019, of the proved reserves and future revenue to the Seneca interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Seneca. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas. We completed our audit on October 21, 2019. This report has been prepared for Seneca's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Seneca's estimates of the net reserves and future net revenue, as of September 30, 2019, for the audited properties:

All Properties
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	24,259	1,934,795	3,883,175	1,916,969
Proved Undeveloped	614	1,014,724	1,067,850	239,047

Total Proved	24,873	2,949,519	4,951,025	2,156,016

For the purposes of this audit, the properties were divided into East Coast and West Coast Divisions. The following tables set forth Seneca's estimates of the net reserves and future net revenue by division, as of September 30, 2019, for the audited properties:

East Coast Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	12	1,901,162	3,020,548	1,444,578
Proved Undeveloped	0	1,014,724	1,050,041	232,694

Total Proved	12	2,915,886	4,070,588	1,677,272

Totals may not add because of rounding.

West Coast Division
	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed	24,246	33,633	862,627	472,391
Proved Undeveloped	614	0	17,809	6,353

Total Proved	24,860	33,633	880,436	478,744

In addition, the East Coast Division was further subdivided into Marcellus, Utica, and Other Fields. The following table sets forth Seneca's estimates of the net reserves and future net revenue by field, as of September 30, 2019, for the audited East Coast properties:

East Coast Division – By Field
	Net Reserves		Future Net Revenue(1) (M$)
	Oil	Gas		Present Worth
Field/Category	(MBBL)	(MMCF)	Total	at 10%

Marcellus
Proved Developed	0	1,544,975	2,454,498	1,161,560
Proved Undeveloped	0	382,788	403,642	136,813

Total Proved	0	1,927,762	2,858,139	1,298,373

Utica
Proved Developed	0	348,802	568,697	287,774
Proved Undeveloped	0	631,936	646,399	95,880

Total Proved	0	980,738	1,215,096	383,654

Other
Proved Developed	12	7,385	-2,648	-4,755
Proved Undeveloped	0	0	0	0

Total Proved	12	7,385	-2,648	-4,755

Totals may not add because of rounding.

(1) Future net revenue is after deducting estimated abandonment costs.

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a lease-by-lease basis, some of the estimates of Seneca are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Seneca's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Seneca in preparing the September 30, 2019, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Seneca.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. Seneca's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Prices used by Seneca are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period October 2018 through September 2019. For oil volumes, the average regional posted prices are adjusted by field for quality, transportation fees, and market differentials. For gas volumes, the average regional spot prices are adjusted by field for energy content, transportation fees, and market differentials. The fees associated with Seneca's firm transportation contracts are included as a deduction to gas revenue. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $64.727 per barrel of oil and $2.418 per MCF of gas. By division, these average adjusted prices are $56.770 per barrel of oil and $2.388 per MCF of gas for the East Coast properties and $64.731 per barrel of oil and $5.050 per MCF of gas for the West Coast properties. Average index prices for each division are shown in the following table:

	Oil		Gas
	Pricing Index	Average Posted Price	Pricing Index	Average Spot Price
Division		($/Barrel)		($/MMBTU)

East Coast	ARG-Group 1 (OH/PA/NY)	56.770	Canadian Gas-Dawn, Ontario	2.808
			Citygates-Transco Zone 5 Delivered	2.966
			Citygates-Transco Zone 6 Non-NY	2.698
			Citygates-Transco Zone 6 Non-NY North	2.698
			Citygates-Transco Zone 6 NY	2.877
			Henry Hub Gas Daily	2.870
			Mississippi-Alabama-Transco Zone 4	2.825
			Tennessee Zone 4-300 Leg	2.325
			Tennessee Zone 4-313 Pool	2.593
			Transco Leidy Line Receipts	2.422

West Coast	CA Buena Vista Oil Average Calculation	66.448	Henry Hub Gas Daily	2.870
	CA Midway Sunset Oil Average Calculation	61.678
	ConocoPhillips 66 West Texas Intermediate	54.388

Operating costs used by Seneca are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Seneca are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Seneca are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Seneca's estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Seneca and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Seneca, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Seneca with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Seneca's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Seneca, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

QUALIFICATIONS

NSAI performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. We provide a complete range of geological, geophysical, petrophysical, and engineering services, and we have the technical expertise and ability to perform these services in any oil and gas producing area in the world. The staff are familiar with the recognized industry reserves and resources definitions, specifically those promulgated by the SEC, by the Alberta Securities Commission, and by the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers, World Petroleum Council, and American Association of Petroleum Geologists. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.

This evaluation has been led by Mr. Steven W. Jansen and Mr. Edward C. Roy III. Mr. Jansen and Mr. Roy are Vice Presidents in the firm's Houston office at 1301 McKinney Street, Suite 3200, Houston, Texas 77010. Mr. Jansen is a Licensed Professional Engineer (Texas Registration No. 112973). He has been practicing petroleum engineering consulting at NSAI since 2011 and has over 4 years prior industry experience. Mr. Roy is a Licensed Professional

Geoscientist (Texas Registration No. 2364). He has been practicing petroleum geoscience consulting at NSAI since 2008 and has over 11 years prior industry experience.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Steven W. Jansen	/s/ Edward C. Roy III
By:		By:
	Steven W. Jansen, P.E. 112973	Edward C. Roy III, P.G. 2364
	Vice President	Vice President

Date Signed: October 21, 2019		Date Signed: October 21, 2019

SWJ:TTS

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.